Filed by F.N.B. Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company: PVF Capital Corp.

(SEC Registration Statement No. 333-189708)

The following slides are excerpts from an investor presentation used by F.N.B. management on August 20, 2013. The entire slide presentation is also available on F.N.B.’s website, at www.fnbcorporation.com.

Additional Information About the Merger:

In connection with their pending merger, F.N.B. Corporation and PVF Capital Corp. are required to file a proxy statement/prospectus and other relevant documents with the SEC. F.N.B. and PVF Capital also file annual, quarterly and current reports, proxy statements and other information with the SEC. These documents may be obtained free of charge at the SEC’s website at http://www.sec.gov. Additionally, investors and security holders may obtain free copies of the documents that F.N.B. has filed with the SEC by contacting James G. Orie, Chief Legal Officer, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone: (724) 983-3317, and free copies of the documents that PVF Capital has filed with the SEC by contacting Jeffrey N. Male, Secretary, PVF Capital Corp., 30000 Aurora Road, Solon, OH 44139, telephone: (440) 248-7171.

SHAREHOLDERS OF PVF CAPITAL CORP. ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENT FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

F.N.B., PVF Capital and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of PVF Capital in connection with the proposed merger. The proxy statement/prospectus, when it becomes available, will describe the interests those directors and officers may have in the merger.

Cautionary Statement Regarding Forward-Looking Information
and Non-GAAP Financial Information

This presentation and the reports F.N.B. Corporation files with the Securities and Exchange Commission often contain “forward-looking statements”
relating to present or future trends or factors affecting the banking industry and, specifically, the financial operations, markets and products of F.N.B.
Corporation. These forward-looking statements involve certain risks and uncertainties. There are a number of important factors that could cause F.N.B.
Corporation’s future results to differ materially from historical performance or projected performance. These factors include, but are not limited to: (1) a significant increase in competitive pressures among financial institutions; (2) changes in the interest rate environment that may reduce interest margins;
(3) changes in prepayment speeds, loan sale volumes, charge-offs and loan loss provisions; (4) general economic conditions; (5) various monetary and fiscal policies and regulations of the U.S. government that may adversely affect the businesses in which F.N.B. Corporation is engaged; (6) technological issues which may adversely affect F.N.B. Corporation’s financial operations or customers; (7) changes in the securities markets; (8) risk factors mentioned in the reports and registration statements F.N.B. Corporation files with the Securities and Exchange Commission; (9) housing prices; (10) job market; (11)
consumer confidence and spending habits; (12) estimates of fair value of certain F.N.B. Corporation assets and liabilities; (13) transaction risks associated with the pending mergers of PVF Capital Corp. and BCSB Bancorp, Inc., and integration challenges related to the recently completed merger with
Annapolis Bancorp, Inc. and the difficulties encountered in expanding into a new market; or (14) the effects of current, pending and future legislation, regulation and regulatory actions.  F.N.B. Corporation undertakes no obligation to revise these forward-looking statements or to reflect events or circumstances after the date of this presentation.
To supplement its consolidated financial statements presented in accordance with Generally Accepted Accounting Principles (GAAP), the Corporation
provides additional measures of operating results, net income and earnings per share (EPS) adjusted to exclude certain costs, expenses, and gains and losses.  The Corporation believes that these non-GAAP financial measures are appropriate to enhance the understanding of its past performance as well as prospects for its future performance.  In the event of such a disclosure or release, the Securities and Exchange Commission’s Regulation G requires: (i)
the presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP and (ii) a reconciliation of the differences between the non-GAAP financial measure presented and the most directly comparable financial measure calculated and presented in accordance with GAAP.  The required presentations and reconciliations are contained herein and can be found at our website, www.fnbcorporation.com, under “Shareholder and Investor Relations” by clicking on “Non-GAAP Reconciliation.”
The Appendix to this presentation contains non-GAAP financial measures used by the Corporation to provide information useful to investors in understanding the Corporation's operating performance and trends, and facilitate comparisons with the performance of the Corporation's peers.  While the
Corporation believes that these non-GAAP financial measures are useful in evaluating the Corporation, the information should be considered supplemental in nature and not as a substitute for or superior to the relevant financial information prepared in accordance with GAAP.  The non-GAAP financial measures used by the Corporation may differ from the non-GAAP financial measures other financial institutions use to measure their results of operations.  This information should be reviewed in conjunction with the Corporation’s financial results disclosed on July 23, 2013 and in its periodic filings with the Securities and Exchange Commission.

About F.N.B. Corporation

Fourth Largest
Pennsylvania-Based Bank
Positioned for Sustained Growth
Consistent, Strong Operating Results
Operating Strategy
•
Assets:$14.0 billion (1)
•
Loans:$9.5 billion (1)
•
Deposits:$11.6 billion (1)
•
Banking locations:286 (1)
•
Consumer finance locations:72
•
Attractive and expanding footprint: PA/OH/MD/WV: Banking
locations span 56 counties and four states (1)
•
Leading market position (Pro-Forma) (2)
•
#3 market share in the Pittsburgh MSA
•
#10 market share in the Baltimore MSA
•
#6 overall market position for all counties of operation
•
Top quartile profitability performance
•
Deliver consistent, solid results
•
Industry-leading, consistent loan growth through recent
economic cycle
•
Strong performance:3-year total shareholder return of 88% (3)
•
Reposition and reinvest for sustained growth; maintain low-risk profile
•
Reposition and reinvest for sustained growth
•
Maintain disciplined expense control
•
Expanding market share potential and growth opportunities
•
Maintain low-risk profile
(1) Pro-forma for pending acquisition of PVFC, expected to close October 2013 with assets of approximately $0.8 billion, loans of $0.6 billion, deposits of $0.6 billion and 16 banking locations and BCSB  Bancorp, expected to close 1Q14 with assets of approximately $0.6 billion, loans of $0.3 billion, deposits of $0.6 billion and 16 banking locations (2) SNL Financial, Pro-forma for PVFC & BCSB, excludes custodian bank; (3) As of August 14, 2013

Reposition and Reinvest  – Actions Drive Long-Term Performance

2009 2010 2011 2012 2013 YTD
PEOPLE Talent Management
Strengthened team through key
hires; Continuous team
development
Attract, retain, develop best talent
Geographic Segmentation
Regional model
Regional
Realignment
Created 5 & 6
Regions
PROCESS Sales Management/Cross Sell
Proprietary sales management
system developed and
implemented: Balanced
scorecards, cross-functional
alignment
Consumer
Banking
Scorecards
Consumer Banking Refinement/Daily Monitoring
Continued
Utilization
Commercial
Banking Sales
Management
Expansion to additional lines of
business
Private Banking,
Insurance,
Wealth
Management
PRODUCT Product Development
Deepened product set and niche
areas allow FNB to successfully
compete with larger banks and
gain share
Private Banking Capital Markets
Online and mobile banking investment
/implementation –
Online banking enhancements, mobile
banking and app
Online/mobile
banking
infrastructure
complete with
mobile remote
deposit capture
and online
budgeting tools
Asset Based
Lending
Small Business
Realignment
Treasury
Management
PRODUCTIVITY Branch Optimization
Continuous evolution of branch
network to optimize profitability
and growth prospects
De-Novo Expansion 9 Locations
Continuous
Evaluation
Consolidate 2
Locations
Consolidate 6
Locations
Consolidate 37
Locations
Acquisitions
Opportunistically expand
presence in attractive markets
CB&T Parkvale
ANNB Closed 4/13
PVFC 10/13
BCSB 1Q14
th th

FNB Maryland Region
Chatham
Dunkirk
Jamestown
Hornell
Bath
Ithaca
Norwich
Harpersfield
Elmira
Binghamton
Shandaken
Wellsville
Warren
Allegheny Plateau
Wellsboro
Ulster
Poughkeepsie
Sandusky
St Marys
Clarion
Clearfield
Bloomsburg
Hazleton
Paterson
Newark
Allentown
Elizabeth
Edison
Mansfield
Canton
Levittown
Trenton
Philadelphia
Wilmington
Lancaster
New Martinsville
Fairmont
Morgantown
Cumberland
Hagerstown
Chillicothe
Athens
Parkersburg
Winchester
Jackson
Ripley
Buckhannon
Elkins
Washington
Columbia
Portsmouth
Shenandoah Valley
Harrisonburg
Burke
Dale City
Alexandria
Huntington
Charleston
Glade View
Staunton
Salisbury
Cambridge

F.N.B. Corporation

FNB’s model utilizes six regions, including three in top 30 MSA markets, with each having a regional headquarters housing cross-functional teams.
FNB Banking Footprint - Regional Alignment

Source: SNL Financial, Pro-Forma for PVFC and BCSB
Top 30 MSA Presence
MSA Population
2.7 million
#20 MSA
2.4 million
#22 MSA
2.1  million
#28 MSA
Cleveland MSA
Pittsburgh MSA
Baltimore MSA
PVFC Acquisition
Expected
Completion
October 2013
FNB
Northwest Region
FNB
Central Region
FNB
Capital Region
FNB
Pittsburgh Region
FNB
Cleveland Region
ANNB Completed
4/6/2013 &
BCSB Acquisition
Expected
Completion 1Q14
Baltimore,
MD
Pittsburgh,
PA
Cleveland,
OH

MSA Market Share - Proven Success, Opportunity For Growth

Source:  SNL Financial, deposit data as of June 30, 2012, pro-forma as of August 1, 2013, excludes custodial bank (Pittsburgh MSA).
All Other MSA’s represent MSA’s with FNB presence excluding Pittsburgh, Cleveland and Baltimore MSA’s.
Established MSA Markets – Proven Success, Leading Share Position Achieved
Recent and Pending Expansion MSA Markets – Opportunity for Growth
Pittsburgh, PA MSA
Rank Institution
Total Deposits
($ 000's)
Market
Share (%)
1 PNC Financial Services Group Inc. 42,596,832 54.7
2 Royal Bank of Scotland Group Plc 6,883,477 8.8
3 F.N.B. Corporation 3,524,259 4.5
4 Dollar Bank Federal Savings Bank 3,453,494 4.4
5 First Niagara Financial Group Inc. 2,830,934 3.6
6 Huntington Bancshares Inc. 2,526,263 3.2
7 First Commonwealth Financial Cor 2,426,042 3.1
8 S&T Bancorp Inc. 1,684,601 2.2
9 TriState Capital Holdings Inc. 1,679,984 2.2
10 Northwest Bancshares Inc. 1,046,252 1.3
All Other FNB MSA's (excludes Pittsburgh, Baltimore, Cleveland)
Rank Institution
Total Deposits
($ 000's)
Market
Share (%)
1 PNC Financial Services Group Inc. 10,910,138 11.8
2 M&T Bank Corp. 6,599,882 7.1
3 F.N.B. Corporation 5,219,603 5.6
4 Wells Fargo & Co. 4,734,090 5.1
5 Banco Santander SA 3,854,650 4.2
6 Huntington Bancshares Inc. 3,839,197 4.1
7 Royal Bank of Scotland Group Plc 3,645,447 3.9
8 FirstMerit Corp. 3,163,562 3.4
9 Susquehanna Bancshares Inc. 2,946,878 3.2
10 JPMorgan Chase & Co. 2,481,729 2.7
Baltimore-Towson, MD MSA
Rank Institution
Total Deposits
($ 000's)
Market
Share (%)
1 Bank of America Corp. 15,836,195 24.8
2 M&T Bank Corp. 14,823,019 23.2
3 PNC Financial Services Group Inc. 6,659,451 10.4
4 Wells Fargo & Co. 5,913,121 9.3
5 BB&T Corp. 3,612,709 5.7
6 SunTrust Banks Inc. 2,084,077 3.3
7 Susquehanna Bancshares Inc. 1,188,991 1.9
8 First Mariner Bancorp 1,030,695 1.6
9 Capital One Financial Corp. 931,446 1.5
10 F.N.B. Corporation 913,327 1.4
Cleveland-Elyria-Mentor, OH MSA
Rank Institution
Total Deposits
($ 000's)
Market
Share (%)
1 KeyCorp 9,961,386 19.8
2 PNC Financial Services Group Inc. 5,758,463 11.5
3 TFS Financial Corp. (MHC) 5,628,594 11.2
4 Royal Bank of Scotland Group Plc 4,420,693 8.8
5 Huntington Bancshares Inc. 4,212,182 8.4
6 Fifth Third Bancorp 3,531,385 7.0
7 FirstMerit Corp. 3,349,627 6.7
8 JPMorgan Chase & Co. 2,738,568 5.4
9 U.S. Bancorp 1,979,041 3.9
10 Dollar Bank Federal Savings Bank 1,662,699 3.3
14 F.N.B. Corporation 649,212 1.3

Significant Commercial Prospects

Note: Above metrics at the MSA level
(1) Data per U.S. Census Bureau
(2) Data per Hoover’s as of August 14, 2013
Strong Concentration of Commercial Prospects
Over 175,000 Total Businesses
1,912
1,986 2,112
8,913
9,690
10,479
12,851
13,345 13,410
52,149
59,240
65,169
Youngstown MSA Scranton MSA Harrisburg MSA Cleveland MSA Pittsburgh MSA Baltimore MSA
# of Business with Revenue >$1M Total Businesses
Significant Commercial Prospects Concentrated in Pittsburgh, Baltimore & Cleveland
Opportunity to Leverage Core Competency and Drive Sustained Organic Growth
(1)
(2)
(1)

18 Acquisition Strategy Disciplined and Consistent Strategy Significant Expansion Enhanced Organic Growth Prospects

Acquisition Strategy

Disciplined and Consistent Acquisition Strategy
Disciplined identification and focus on markets that
offer potential to leverage core competencies and
growth opportunities
Create shareholder value
Meet strategic vision
Fit culturally
Targeted financial and capital recoupment hurdles
Proficient and experienced due diligence team
Extensive and detailed due diligence process
Superior post-acquisition execution
Execute FNB’s proven, scalable, business model
Proven success assimilating FNB’s strong sales culture
Criteria
Evaluation
Strategy Strategy
Execution
Strategy
Criteria
Evaluation
Execution

Significant Acquisition-Related Expansion

FNB Banking Location (pro-forma)
12
th
bank acquisition
since 2002 announced
June 14, 2013 (BCSB)
Pre-2002
Presence
Additional
Acquisition-Related Expansion
Pittsburgh
MSA Acquisition Expansion
Cleveland MSA
Expansion
Baltimore MSA
Pittsburgh MSA
Cleveland MSA
PVFC Acquisition
Target Completion
October 2013
ANNB Completed
4/6/2013 &
BCSB Acquisition
Target Completion
1Q14
Maryland Acquisition-
Related Expansion
Cleveland
Hermitage
Erie
State College
Harrisburg
Philadelphia
Scranton
Baltimore
Pittsburgh
WV
OH
PA
NY
MD
Fourth consecutive
acquisition in a major MSA
Status of recent acquisitions
ANNB closed 4/6/2013
PVFC expected close
10/2013
BCSB expected close
1Q14
Five acquisitions since 2010
Ten acquisitions since 2005

✓	✓	
			✓	✓	
			✓	✓	
			✓	✓	
			✓		✓

F.N.B. Corporation

M&A Strategic Update – Progressing as Planned

Significant Progress Replicating Proven Success in Pittsburgh MSA
to Expansion Markets of Baltimore MSA (ANNB And BCSB Acquisitions) and Cleveland MSA (PVFC Acquisition)
Strategies
Pittsburgh
MSA
Baltimore
MSA
Cleveland
MSA
Market Characteristics
Support Sustained
Organic Growth
Markets with considerable
scale and growth
opportunities.
Density of commercial
prospects, strong consumer,
wealth, private banking,
insurance opportunities
support FNB’s strategy.
Commercial Prospects
(1)
59,240 65,169 52,149
Population 2.4 million 2.7 million 2.1 million
Median Household Income $46,000 $63,000 $45,000
Single Family Housing Permits
YOY Change (6/13)
(3)
31% 40% 23%
FNB Execution in
Market
Instills FNB Culture
Assemble strong regional
leadership with established
market connections.
Build experienced cross-
functional team.
Deploy proprietary sales
management process
immediately.
Create synergistic cross-
functional alignment.
Leadership
In Process
Team
Sales Management
Cross-Functional Alignment
Market Position
Establishes
Scale and Presence
Achieve attractive
market position.
Establish strong presence
and FNB hub with a regional
headquarters.
Market Position
(2)
#3 #10 #14
Regional Headquarters In Process
(1) Data per U.S. Census Bureau;(2) Deposit market share, pro-forma, excludes custodial bank in Pittsburgh MSA (3) Information as of August 6, 2013 as per
local market monitor

286
80 % increase
159
2007
2Q13 Pro-Forma

56
107 % increase
27
2007
2Q13 Pro-Forma

12.6
In Millions
70 % increase
7.4
2007
2Q13 Pro-Forma

5.0
67 % increase
3.0
2007
2Q13 Pro-Forma

FNB Corporation

Expanded Franchise = Enhanced Organic Growth Prospects

Note: Market population and market businesses represent current metrics based on respective FNB MSA presence
Data per FNB, SNL Financial and/or U.S. Census Bureau (Businesses)
Acquisition-
Related
Expansion in
Higher Growth
Markets
Enhances
Organic Growth
Opportunities
FNB Branches
FNB Counties of Operation
(MSA)
FNB Markets Households
(MSA)
FNB Markets' Population